UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 24, 2023 (May 23, 2023)

TCR2 THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38811	47-4152751
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Binney Street

Suite 710

Cambridge, Massachusetts 02142

(Address of principal executive office) (Zip Code)

(617) 949-5200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	TCRR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Lease Assignment Agreement

On May 23, 2023, TCR2 Therapeutics Inc. (the “Company”) entered into an assignment of lease agreement (the “Lease Assignment Agreement”) with AstraZeneca Pharmaceuticals LP (“AstraZeneca”), pursuant to which the Company assigned to AstraZeneca its Lease Agreement (the “Rockville Lease”) with ARE-Maryland No. 31, LLC (the “Lessor”) for office and laboratory space located at 9950 Medical Center Drive, Rockville, Maryland (the “Rockville Premises”). The assignment was approved by the Lessor on May 23, 2023.

The effective date of the lease assignment will be June 1, 2023 (the “Effective Date”), at which time AstraZeneca will assume the Company’s obligations under the Rockville Lease. In connection with the Lease Assignment Agreement, the Company agreed to convey to AstraZeneca certain equipment and pay $0.9 million in cash consideration to AstraZeneca to defray additional equipment and build-out costs.

Lease Modification Agreement

In connection with the Lease Assignment Agreement, on May 23, 2023, the Company entered into a lease modification agreement (the “Lease Modification Agreement”) with Lessor to modify the Rockville Lease. Pursuant to the Lease Modification Agreement, and in connection with the release of the Company’s obligations under the Rockville Lease, on the Effective Date, the Company shall convey certain equipment to Lessor and pay a lease modification fee of approximately $5.8 million.

The Lease Assignment Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing descriptions of the terms of the Lease Assignment Agreement do not purport to be complete and each is qualified in its entirety by reference to the full text of the Lease Assignment Agreement filed herein. The Lease Modification Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing descriptions of the terms of the Lease Modification Agreement do not purport to be complete and each is qualified in its entirety by reference to the full text of the Lease Modification Agreement filed herein.

Forward-looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of March 5, 2023, by and among the Company, Adaptimmune Therapeutics plc (“Parent”) and CM Merger Sub, Inc., an indirect wholly-owned subsidiary of Parent (“Merger Sub”), as amended by that certain Amendment No. 1 to the Agreement and Plan of Merger, dated April 5, 2023, by and among the Company, Parent and Merger Sub (the “Merger Agreement”). This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed transaction between Adaptimmune and the Company and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Adaptimmune and the Company. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Adaptimmune or the Company, post-closing operations and the outlook for the companies’ businesses; Adaptimmune’s, the Company’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Adaptimmune’s and the Company’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; future economic performance, future actions and outcome of contingencies such as legal proceedings; and the assumptions underlying or relating to such statements.

These statements are based on Adaptimmune’s and the Company’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to Adaptimmune’s and/or the Company’s ability to obtain the approval of Adaptimmune’s shareholders or the Company’s stockholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Adaptimmune and the Company to terminate the Merger Agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Adaptimmune and the Company, or at all; the risk that Adaptimmune and the Company may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Adaptimmune’s or the Company’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Adaptimmune’s American Depositary Shares or the Company’s common stock and/or Adaptimmune’s or the Company’s operating or financial results; uncertainties as to the long-term value of Adaptimmune’s American Depositary Shares (and the ordinary shares represented thereby), including the dilution caused by Adaptimmune’s issuance of additional American Depositary Shares (and the ordinary shares represented thereby) in connection with the proposed transaction; unknown liabilities related to Adaptimmune or the Company; the nature, cost and outcome of any litigation and other legal proceedings involving Adaptimmune, the Company or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Adaptimmune’s or the Company’s programs or product candidates; risks related to any loss of Adaptimmune’s or the Company’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Adaptimmune or the Company’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Adaptimmune, the Company and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Adaptimmune, the Company, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Adaptimmune or the Company’s product candidates, and the impact of studies (whether conducted by Adaptimmune, the Company or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Adaptimmune’s or the Company’s material contracts or arrangements; risks related to competition for Adaptimmune’s or the Company’s product candidates; Adaptimmune’s or the Company’s ability to successfully develop or commercialize Adaptimmune’s or the Company’s product candidates; Adaptimmune’s, the Company’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Adaptimmune’s or the Company’s product candidates; unexpected increase in costs and expenses with respect to the potential transaction or Adaptimmune’s or the Company’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Adaptimmune’s and the Company’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones.

While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Adaptimmune’s and the Company’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of their Annual Reports on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the joint proxy statement of Adaptimmune and the Company that also constitutes the prospectus of Adaptimmune, which joint proxy statement/prospectus has been mailed or otherwise disseminated to Adaptimmune’s shareholders and the Company’s stockholders on or about April 24, 2023. Adaptimmune and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction.

Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Adaptimmune’s and the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by Adaptimmune or the Company. Unless required by law, neither Adaptimmune nor the Company is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Adaptimmune and the Company filed with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 includes a document that serves as a prospectus of Adaptimmune and a joint proxy statement of Adaptimmune and the Company, and each party may also file other documents regarding the proposed transaction with the SEC. Adaptimmune and the Company mailed or otherwise provided to its respective shareholders and stockholders the joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction on or about April 24, 2023. Before making a voting decision, Adaptimmune shareholders and the Company stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Adaptimmune and the Company with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety because they will contain important information about Adaptimmune, the Company and the proposed transaction. You may obtain a copy of these materials (when they are available) and other documents filed by Adaptimmune and the Company with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at https://investors.tcr2.com/ or by contacting the Company’s Investor Relations Department at https://investors.tcr2.com/contact-ir. Copies of the documents filed with the SEC by Adaptimmune are available free of charge on Adaptimmune’s website at https://www.adaptimmune.com/investors-and-media/sec-filings or by contacting Adaptimmune’s Investor Relations Department at ir@adaptimmune.com.

Participants in the Solicitation

Adaptimmune, the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Adaptimmune, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Adaptimmune’s proxy statement for its 2023 Annual General Meeting, which was filed with the SEC on April 13, 2023, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2022, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 23, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the joint proxy statement/prospectus included in the Registration Statement on Form S-4 carefully before making any voting or investment decision. You may obtain free copies of these documents from Adaptimmune or the Company using the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibit	Description

10.1	Assignment of Lease by and between TCR[2] Therapeutics Inc. and AstraZeneca Pharmaceuticals LP, dated May 23, 2023

10.2	Lease Modification Agreement by and between TCR[2] Therapeutics Inc. and ARE-Maryland No. 31, LLC, dated May 23, 2023

104	Inline XBRL cover page

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 24, 2023	TCR[2] Therapeutics Inc.

	By:	/s/ Eric Sullivan
	Name:	Eric Sullivan
	Title:	Chief Financial Officer

Exhibit 10.1

ASSIGNMENT OF LEASE

THIS ASSIGNMENT OF LEASE (this “Assignment”) is made as of May 23, 2023 but effective as of June 1, 2023 (“Effective Date”) is made by and between TCR2 THERAPEUTICS INC., a Delaware corporation (“TCR2”), and ASTRAZENECA PHARMACEUTICALS LP, a Delaware limited partnership (“AstraZeneca”).

EXPLANATORY STATEMENT

A. ARE-Maryland No. 31, LLC, a Maryland limited liability company (“Landlord”), and TCR2 are parties to that certain Lease Agreement dated as of March 23, 2021, as amended by that certain Lease Modification Agreement dated of even date herewith (collectively, the “Lease”), wherein Landlord leased to TCR2 the entire building containing approximately 84,264 rentable square feet located at 9950 Medical Center Drive, Rockville, Maryland, as more particularly described in the Lease (the “Premises”).

B. Effective as of the Effective Date, TCR2 intends to transfer and assign to AstraZeneca all of TCR2’s right, title, and interest in and to the Lease.

C. In connection with and as a condition to this Assignment and in furtherance of its business objectives, TCR2 has also agreed, among other things, to convey (i) certain manufacturing equipment commonly referred to as “prodigy units”, as well as certain plans and permits related to the Premises (the “Property”) to AstraZeneca on the Effective Date, pursuant to the terms of a “Bill of Sale” to be executed by TCR2 substantially in the form attached hereto as Exhibit A and (ii) pay $900,000 in cash consideration (the “Cash Consideration”) to AstraZeneca on the Effective Date in order to partially defray the anticipated costs that AstraZeneca will incur to purchase additional equipment required for the build-out of the Premises including but not limited to a switchgear package, switchboards, Xfmrs, and UPS Equipment (the existence of which AstraZeneca had relied upon as an inducement to AstraZeneca to enter into this transaction, but which is not now included as part of the Property), and AstraZeneca is willing to accept such conveyance and payment together as consideration on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing Explanatory Statement and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, TCR2 and AstraZeneca hereby agree as follows:

1. Definitions; Explanatory Statement. Terms used in this Assignment but not otherwise defined shall have the meanings set forth in the Lease. The Explanatory Statement forms an integral part of this Assignment and is hereby incorporated by reference.

2. Assignment of Lease and Assignment Consideration. Effective as of the Effective Date, TCR2 does hereby transfer and assign to AstraZeneca all of TCR2’s right, title, and interest in and to the Lease. On the Effective Date, (a) TCR2 shall sell, transfer, assign, and convey the Property to AstraZeneca by means of the Bill of Sale and (b) TCR2 shall pay the Cash Consideration to AstraZeneca by means of a wire transfer (by Fedwire) of immediately available federal funds to an account designated in writing by AstraZeneca.

3. Assumption of Obligations. Effective as of the Effective Date, AstraZeneca does hereby accept the assignment of the Lease and expressly assumes and agrees to perform all of the terms, covenants, conditions, and obligations of TCR2 under the Lease, but solely with respect to those matters which arise out of events occurring or conditions arising after the Effective Date. Immediately after such assignment, Landlord and AstraZeneca intend to amend and restate the Lease in its entirety. Notwithstanding anything herein contained to the contrary, and without limiting the generality of the foregoing, it is understood and agreed that AstraZeneca shall have no liability for (i) acts occurring and/or conditions existing on or related to the Premises or the real property on which the Premises is located, together with all improvements thereon and appurtenances thereto (the “Project”), before the Effective

Assignment of Lease—TCR2 Therapeutics Inc.	Page 2
9950 Medical Center Drive, Rockville, MD

Date, including, without limitation, during the term of the Lease, (ii) any acts or omissions of TCR2 before the Effective Date, including, without limitation, during the term of the Lease, or (iii) third party claims and/or any other matters of any kind or nature (including without limitation, acts or omissions of TCR2) arising before the Effective Date, including, without limitation, those arising out of TCR2’s lease and/or occupancy of the Premises or Project before the Effective Date, and TCR2 shall indemnify and hold harmless AstraZeneca from any loss, cost or damage of any kind or nature (including attorneys’ fees) arising prior to the Effective Date, as more fully set forth in Sections 4(a) and 5(a) below.

4. Representations and Warranties.

(a) By TCR2. TCR2 represents and warrants to AstraZeneca that (a) this Assignment and all other documents to be executed by TCR2 in connection with this Assignment: (i) have been or will be duly authorized, executed, and delivered by TCR2; (ii) are, or will be, binding enforceable obligations of TCR2; and (iii) do not violate the organizational documents of TCR2, and (b) both immediately before, and immediately after giving effect to, the transactions contemplated by this Assignment: (i) the fair value of TCR2’s assets would exceed its liabilities (including contingent liabilities); (ii) the present fair saleable value of TCR2’s assets would be greater than the amount required to pay its probable liabilities on its existing debts (including contingent liabilities) as such debts become absolute and mature; (iii) TCR2 would be able to pay its liabilities (including contingent liabilities) as they mature; (iv) TCR2 is “solvent” (within the meaning of applicable legal requirements relating to fraudulent transfers) and would not have unreasonably small capital for the business in which it is engaged and in which it is proposed to be engaged following consummation of the transactions contemplated by this Agreement; and (v) TCR2 is receiving fair and adequate consideration, as a result of arm’s length negotiations, in exchange for the Assignment. TCR2 has obtained all required consents, releases, and approvals necessary to execute and deliver this Assignment. TCR2 further represents that it is a corporation, duly incorporated and existing in good standing under the laws of the State of Delaware and is qualified to do business in the State of Maryland. TCR2 further represents and warrants to AstraZeneca that TCR2 (A) owns good and marketable title to the Property free and clear of all liens, charges, and encumbrances (which Property is situated in the location(s) reflected on the attached Rider 1 to the Bill of Sale), (B) has provided AstraZeneca with true and correct copies of invoices evidencing the amount TCR2 paid for the Property, (C) has paid in full and has timely remitted to the applicable taxing authority all sales tax, if any, due and payable in connection with the purchase by TCR2 of all or some of the Property, and (D) has provided AstraZeneca with evidence satisfactory to AstraZeneca evidencing the timely payment of any such sales tax. TCR2 is transferring the Property and paying the Cash Consideration as an additional inducement to all parties to proceed with and to otherwise generally facilitate the transaction. The parties acknowledge that the value of the Property has been substantially reduced in value since its original acquisition by TCR2 because of the passage of time and the practical difficulties of identifying a buyer that would purchase and that could readily adapt the Property for use in another commercial setting. The Cash Consideration is for the purpose of defraying the anticipated costs to AstraZeneca of securing the switchgear and other equipment, the existence of which AstraZeneca had relied upon as an inducement to enter into this transaction, but which is not now included as part of the Property. If any sales tax is due and payable in connection with the transfer of the Property from TCR2 to AstraZeneca, TCR2 shall timely remit the amount of such sales tax (including any penalties, late charges, or interest) to the applicable taxing authority and provide evidence of such payment to AstraZeneca. TCR2 shall indemnify, defend, and hold AstraZeneca harmless from any claims, damages, penalties, late charges or interest, costs, and expenses (including, but not limited to, reasonable attorneys’ fees) arising out of or related to the conveyance of the Property from TCR2 to AstraZeneca, including, but not limited to, the payment of any applicable sales tax.

(b) By AstraZeneca. AstraZeneca represents and warrants to TCR2 that that this Assignment and all other documents to be executed by AstraZeneca in connection with this Assignment (i) have been or will be duly authorized, executed, and delivered by AstraZeneca; (b) are, or will be, binding enforceable obligations of AstraZeneca; and (c) do not violate the formation documents of AstraZeneca. AstraZeneca has obtained all required consents, releases, and approvals necessary to execute and deliver this Assignment. AstraZeneca further represents that it is a limited partnership, duly formed and existing in good standing under the laws of the State of Delaware and is qualified to do business in the State of Maryland.

2

Assignment of Lease—TCR2 Therapeutics Inc.	Page 3
9950 Medical Center Drive, Rockville, MD

5. Indemnification.

(a) TCR2 agrees to indemnify, defend and hold AstraZeneca harmless from and against any liabilities, losses, claims, demands, costs, expenses (including reasonable attorneys’ fees and litigation costs) and judgments of any nature arising or alleged to arise from or in connection with TCR2’s performance of, or failure to perform, the covenants, agreements and obligations of TCR2 under the Lease to be kept and performed by TCR2 before the date of this Assignment. TCR2 shall pay all costs and expenses (including reasonable attorney’s fees) incurred by AstraZeneca in enforcing this indemnity.

(b) AstraZeneca agrees to indemnify, defend and hold TCR2 harmless from and against any liabilities, losses, claims, demands, costs, expenses (including reasonable attorneys’ fees and litigation costs) and judgments of any nature arising or alleged to arise from or in connection with AstraZeneca’s performance of, or failure to perform, the covenants, agreements and obligations of AstraZeneca under the Lease to be kept and performed by AstraZeneca on and after the date of this Assignment. AstraZeneca shall pay all costs and expenses (including reasonable attorney’s fees) incurred by TCR2 in enforcing this indemnity.

6. Mutual Cooperation. Each party hereby agrees that it shall reasonably cooperate and assist the other party from time to time following the Effective Date by executing and delivering such documents and materials (in whatever format requested and reasonably available) and instruments and taking such actions as reasonably requested by the other party to facilitate the assignment of plans and permits related to the Premises which constitute the Property.

7. Successors and Assigns. This Assignment shall bind and inure to the benefit of the parties hereto and their respective successors and assigns. No consent or approval of any other party is required for the parties to enter into, and be bound by, this Assignment.

8. Counterparts. This Assignment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature process complying with the U.S. federal ESIGN Act of 2000) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Electronic signatures shall be deemed original signatures for purposes of this Assignment and all matters related thereto, with such electronic signatures having the same legal effect as original signatures.

9. Governing Law. This Assignment and the legal relations between the parties hereto shall be governed by and construed and enforced in accordance with the internal laws of the State in which the Premises are located, without regard to its principles of conflicts of law.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

3

Assignment of Lease—TCR2 Therapeutics Inc.	Page 4
9950 Medical Center Drive, Rockville, MD

IN WITNESS WHEREOF, TCR2 and AstraZeneca have executed this Assignment as of the date first above written.

TCR2:

TCR2 THERAPEUTICS INC.,
a Delaware corporation

By: /s/ Garry E. Menzel (SEAL)
Name: Garry E. Menzel
Title: President and CEO

☐ I hereby certify that the signature, name, and title above are my signature, name, and title.

ASTRAZENECA:

ASTRAZENECA PHARMACEUTICALS LP,
a Delaware limited partnership

By: /s/ Richard J. Kenny	(SEAL)
Name: Richard J. Kenny
Title: Assistant Secretary

4

Exhibit 10.2

LEASE MODIFICATION AGREEMENT

THIS LEASE MODIFICATION AGREEMENT (“this Agreement”) is dated as of May 23, 2023 by and between ARE-MARYLAND NO. 31, LLC, a Maryland limited liability company (“Landlord”), and TCR2 THERAPEUTICS INC., a Delaware corporation (“TCR2”).

RECITALS

A. Landlord and TCR2 are parties to that certain Lease Agreement dated as of March 23, 2021 (“Lease”), wherein Landlord leased to TCR2 the entire building containing approximately 84,264 rentable square feet located at 9950 Medical Center Drive, Rockville, Maryland, as more particularly described in the Lease.

B. Effective as of June 1, 2023 (“Effective Date”), TCR2 intends to transfer and assign to AstraZeneca Pharmaceuticals LP, a Delaware limited partnership (“AstraZeneca”), all of TCR2’s right, title, and interest in and to the Lease (“Lease Assignment”).

C. In connection with the Lease Assignment and the release of TCR2’s obligations under the Lease effective as of the Effective Date, TCR2 has agreed, among other things, to (i) convey the Property (as defined below) to Landlord on the Effective Date, and (ii) pay certain consideration to Landlord on the Effective Date, and Landlord is willing to accept such conveyance and payment together as consideration on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing Explanatory Statement and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Landlord and TCR2 hereby agree as follows:

1. Definitions; Explanatory Statement. Terms used in this Agreement but not otherwise defined shall have the meanings set forth in the Lease. The Explanatory Statement forms an integral part of this Agreement and is hereby incorporated by reference.

2. Lease Assignment. On or before the Effective Date, TCR2 shall execute and deliver to Landlord the following documents: (a) Assignment of Lease dated as of the Effective Date between TCR2 and AstraZeneca, in the form attached hereto as Exhibit A, (b) Consent to Assignment dated as of the Effective Date among Landlord, TCR2, and AstraZeneca, in the form of Exhibit B attached hereto, and (c) a Bill of Sale (“Bill of Sale”) dated as of the Effective Date between Landlord and TCR2, in the form of Exhibit D attached hereto.

3. Lease Modification Consideration. On the Effective Date, (a) TCR2 shall pay to Landlord by means of a wire transfer (by Fedwire) of immediately available federal funds to an account designated in writing by Landlord an amount equal to $5,793,733.31 (“Lease Modification Fee”), and (b) TCR2 shall sell, transfer, assign, and convey the Property to Landlord by means of the Bill of Sale (“Lease Modification Conveyance” and, together with the Lease Modification Fee, “Lease Modification Consideration”).

4. Release of Landlord. TCR2, for itself and its successors and assigns, hereby releases and forever discharges Landlord and its successors, predecessors, parents, subsidiaries, affiliates, directors, officers, members, managers, partners, employees, agents, representatives, insurers, administrators, and/or assigns and any and all other persons or entities (collectively, the “Landlord Group”), of and from all claims, causes of action, liabilities, demands, damages (including, without limitation, actual and special damages), penalties, taxes, interest, costs, judgments, expenses, attorneys’ fees and costs and responsibilities of any kind or character, whether known or unknown, foreseen or unforeseen, that TCR2 now has, ever had, or may have against the Landlord Group relating to or arising out of the Lease.

Copyright © 2012. Alexandria Real Estate Equities, Inc. ALL RIGHTS RESERVED. Confidential and Proprietary. Do Not Copy or Distribute. Alexandria and Alexandria Logo are registered trademarks of Alexandria Real Estate Equities, Inc.

Lease Modification Agreement — TCR2 Therapeutics Inc.	Page - 2
9950 Medical Center Drive, Rockville, Maryland

5. Release of Tenant. Landlord, for itself and its successors and assigns, hereby releases and forever discharges TCR2 and its successors, predecessors, parents, subsidiaries, affiliates, directors, officers, members, managers, partners, employees, agents, representatives, insurers, administrators, and/or assigns and any and all other persons or entities (collectively, the “TCR2 Group”), of and from all claims, causes of action, liabilities, demands, damages (including, without limitation, actual and special damages), penalties, taxes, interest, costs, judgments, expenses, attorneys’ fees and costs and responsibilities of any kind or character, whether known or unknown, foreseen or unforeseen, that Landlord now has, ever had, or may have against the TCR2 Group relating to or arising out of the Lease.

6. Property. TCR2 represents and warrants to Landlord that TCR2 (a) owns good and marketable title to the tangible personal property identified on Exhibit C attached hereto (“Property”) free and clear of all liens, charges, and encumbrances, (b) has provided Landlord with true and correct copies of invoices evidencing the amount TCR2 paid for the Property, (c) has paid in full and has timely remitted to the applicable taxing authority all sales tax, if any, due and payable in connection with the purchase by TCR2 of all or some of the Property, (d) has provided Landlord with evidence satisfactory to Landlord evidencing the timely payment of any such sale tax, and (e) has paid in full the remaining purchase price for the emergency electrical generator that forms a part of the Property and has provided Landlord with evidence satisfactory to Landlord evidencing the timely payment of such remaining amount. TCR2 is transferring the Property as an additional inducement to all parties to proceed with and to otherwise generally facilitate the transaction. The parties acknowledge that the value of the Property has been substantially reduced in value since its original acquisition by TCR2 because of the passage of time and the practical difficulties of identifying a buyer that would purchase and that could readily adapt the Property for use in another commercial setting. If any sales tax is due and payable in connection with the transfer of the Property from TCR2 to Landlord, TCR2 shall timely remit the amount of such sales tax (including any penalties, late charges, or interest) to the applicable taxing authority and provide evidence of such payment to Landlord. TCR2 shall indemnify, defend, and hold Landlord harmless from any claims, damages, penalties, late charges or interest, costs, and expenses (including, but not limited to, reasonable attorneys’ fees) arising out of or related to the conveyance of the Property from TCR2 to Landlord, including, but not limited to, the payment of any applicable sales tax.

7. Representations by TCR2. TCR2 represents and warrants to Landlord that (a) this Agreement and all other documents to be executed and delivered by TCR2 in connection with this Agreement (i) have been or will be duly authorized, executed, and delivered by TCR2; (ii) are, or will be, binding enforceable obligations of TCR2; and (iii) do not violate the organizational documents of TCR2, (b) both immediately before, and immediately after giving effect to, the transactions contemplated by this Agreement: (i) the fair value of TCR2’s assets would exceed its liabilities (including contingent liabilities); (ii) the present fair saleable value of TCR2’s assets would be greater than the amount required to pay its probable liabilities on its existing debts (including contingent liabilities) as such debts become absolute and mature; (iii) TCR2 would be able to pay its liabilities (including contingent liabilities) as they mature; (iv) TCR2 is “solvent” (within the meaning of applicable Legal Requirements relating to fraudulent transfers) and would not have unreasonably small capital for the business in which it is engaged and in which it is proposed to be engaged following consummation of the transactions contemplated by this Agreement; and (v) TCR2 is receiving fair and adequate consideration, as a result of arm’s length negotiations, in exchange for the Lease Modification Conveyance of the Property to Landlord, including, but not limited to, Landlord’s release of TCR2 as provided in Section 5 (Release of Tenant); (c) TCR2 has obtained all required consents,

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Lease Modification Agreement — TCR2 Therapeutics Inc.	Page - 3
9950 Medical Center Drive, Rockville, Maryland

releases, and approvals necessary to execute and deliver this Agreement, (d) TCR2 is a corporation, duly incorporated and existing in good standing under the laws of the State of Delaware and is qualified to do business in the State of Maryland, (e) the Property (excluding a generator that is still in production) is being stored at a facility in Capitol Heights, Maryland owned or controlled by Crane Service Company (“Storage Company”), (f) all payments due and owing to the Storage Company for the storage of the Property are current and have been paid in full, and TCR2 shall deliver evidence of such payment to Landlord on request, (g) no written agreement exists between TCR2 and the Storage Company or between any agent, contractor, or other entity having an interest in the Property and the Storage Company governing the storage of the Property, and (h) to the extent there is a verbal or unwritten agreement governing the storage of the Property with the Storage Company, no default exists under any such agreement.

8. Confidentiality. TCR2 acknowledges and agrees that the terms of this Agreement are strictly confidential. Disclosure of such terms could adversely affect the ability of Landlord and its affiliates to negotiate, manage, and administer other leases and impair Landlord’s relationship with other tenants. Accordingly, as a material inducement for Landlord to enter into this Agreement, TCR2, and behalf of itself and its partners, managers, members, officers, directors, employees, agents, and attorneys, agrees that it shall not disclose the terms of this Agreement, either directly or indirectly, except as required by applicable Legal Requirements.

9. Miscellaneous.

a. Entire Agreement. The Lease, as amended by this Agreement, is the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous oral and written agreements and discussions. The Lease, as so amended by this Agreement, may be amended only by an agreement in writing, signed by the parties hereto.

b. Binding Effect. This Agreement is binding upon and shall inure to the benefit of the parties hereto, their respective agents, employees, members, representatives, officers, directors, divisions, subsidiaries, affiliates, assigns, heirs, successors in interest and shareholders.

c. Counterparts/Electronic Signatures. This Agreement may be executed in 2 or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature process complying with the U.S. federal ESIGN Act of 2000) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Electronic signatures shall be deemed original signatures for purposes of this Agreement and all matters related thereto, with such electronic signatures having the same legal effect as original signatures.

d. Broker. Landlord and TCR2 each represents and warrants that it has not dealt with any broker, agent, or other person (collectively, “Broker”) in connection with this Agreement and that no Broker brought about this transaction. Landlord and TCR2 each hereby agree to indemnify and hold the other harmless from and against any claims by any Broker claiming a commission or other form of compensation by virtue of having dealt with TCR2 or Landlord, as applicable, with regard to this Agreement.

e. Ratification; Conflicts. Except as amended and/or modified by this Agreement, the Lease is hereby ratified and confirmed and all other terms of the Lease shall remain in full force and effect, unaltered and unchanged by this Agreement. In the event of any conflict between the provisions of this Agreement and the provisions of the Lease, the provisions of this Agreement shall prevail. Regardless of whether specifically amended by this Agreement, all of the terms and provisions of the Lease are hereby amended to the extent necessary to give effect to the purpose and intent of this Agreement.

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Copyright © 2012. Alexandria Real Estate Equities, Inc. ALL RIGHTS RESERVED. Confidential and Proprietary. Do Not Copy or Distribute. Alexandria and Alexandria Logo are registered trademarks of Alexandria Real Estate Equities, Inc.

Lease Modification Agreement — TCR2 Therapeutics Inc.	Page - 4
9950 Medical Center Drive, Rockville, Maryland

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the day and year first above written.

LANDLORD:

ARE-MARYLAND NO. 31, LLC,
a Maryland limited liability company

By:	ALEXANDRIA REAL ESTATE EQUITIES, L.P., a Delaware limited partnership, managing member

By:	ARE-QRS CORP.,
a Maryland corporation,
general partner

By: /s/ Gregory Kay	(SEAL)
Name: Gregory Kay
Title: SVP - Real Estate Legal Affairs

TCR2:

TCR2 THERAPEUTICS INC.,
a Delaware corporation

By: /s/ Garry E. Menzel (SEAL)
Name: Garry E. Menzel
Title: President and CEO

☐ I hereby certify that the signature, name, and title above are my signature, name, and title.

Copyright © 2012. Alexandria Real Estate Equities, Inc. ALL RIGHTS RESERVED. Confidential and Proprietary. Do Not Copy or Distribute. Alexandria and Alexandria Logo are registered trademarks of Alexandria Real Estate Equities, Inc.

Lease Modification Agreement — TCR2 Therapeutics Inc.	Page - 5
9950 Medical Center Drive, Rockville, Maryland

EXHIBIT A

FORM OF ASSIGNMENT OF LEASE

[attached]

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Lease Modification Agreement — TCR2 Therapeutics Inc.	Page - 6
9950 Medical Center Drive, Rockville, Maryland

EXHIBIT B

FORM OF CONSENT TO ASSIGNMENT

[attached]

Copyright © 2012. Alexandria Real Estate Equities, Inc. ALL RIGHTS RESERVED. Confidential and Proprietary. Do Not Copy or Distribute. Alexandria and Alexandria Logo are registered trademarks of Alexandria Real Estate Equities, Inc.